Paris, October 18, 2006
The Vienna Appeal Court confirmed Vivendi’s
subsidiary Telco’s ownership of 48% of PTC
cannot be disputed on the basis of the
Vienna Award
The Vienna Court of Appeal confirmed in its decision of October 10, 2006, that the Vienna award of November 26, 2004 cannot have any binding effect on Elektrim Telekomunikacja (Telco).
The Court of Appeal confirmed the actual meaning of the Award advanced by Vivendi, and dismissed the erroneous interpretation used by Deutsche Telekom (DT) and Elektrim in their attempts to deprive Telco of its ownership of 48% of PTC.
The Court of Appeal stated:
“In the light of this reasoning [of the Second Partial Award], it cannot seriously be assumed that the Arbitral Tribunal had rendered a substantive decision, or had intended to render a substantive decision, on claims of Plaintiff (DT) in the arbitral proceedings against Telco, as it has in utmost clarity stated in the reasoning that its examination of the effectiveness of the arbitration agreement on Telco made in the framework of the competence-competence of the arbitral tribunal has come to the conclusion that it has no jurisdiction with regard to Telco.”
“Even if one would disregard the unequivocal reasoning of the Arbitral Tribunal, the wording of the operative part itself, “the Arbitral Tribunal decides that it has no jurisdiction over Telco and, consequently, DTs claims against Telco cannot be entertained in this arbitration” (and, likewise, its English equivalent) is so unequivocal, that it cannot be assumed with regard to the remaining points of the operative part, that the Arbitral Tribunal had nevertheless rendered a substantive decision, or intended to render a substantive decision, on such claims not only vis-à-vis the remaining contracting party Elektrim, but also vis-à-vis Telco”.
As a consequence of this decision, Telco’s ownership of 48% of PTC cannot be disputed on the basis of the Vienna award.
This decision also shows that DT and Elektrim’s persistent attempt to have the 2nd Vienna Award only partially recognized, without taking into account the absence of jurisdiction over ET, had for ultimate goal the illegitimate appropriation of the PTC shares through the recognition in Poland of a misleading interpretation of the award.

Important disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance or results in pending litigation or otherwise. Actual results may differ materially from the forward-looking statements and business and litigation strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
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